Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements – Unaudited

For the Three Months Ended March 31, 2024

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position - Unaudited

Expressed in Canadian Dollars

As at	Notes	March 31, 2024	December 31, 2023

ASSETS
Current Assets
Cash and cash equivalents	4	$4,339,736	$3,093,612
Receivables	5	490,580	649,612
Inventory	6	1,459,621	1,596,536
Prepaids and Deposits	7	1,073,936	1,342,215
		7,363,873	6,681,975

Equipment	9	600,365	680,801
Intangible assets		53,605	56,426
Investments	8	178,357	189,403
Receivable	5	156,200	-
Right of use assets	10	638,148	721,687
TOTAL ASSETS		$8,990,548	$8,330,292

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	12,19	$2,396,936	$2,638,981
Customer deposits		62,394	104,715
Deferred income	13	16,439	12,112
Loans payable	14	3,373	85,058
Derivative liability	15	4,033,574	4,196,125
Lease liabilities	11	316,931	362,001
		6,829,647	7,398,992

Non-current Liabilities
Deferred Income	13	91,463	95,562
Lease liabilities	11	390,911	428,022
TOTAL LIABILITIES		7,312,021	7,922,576

SHAREHOLDERS’ EQUITY
Share capital	15	100,023,862	97,070,976
Reserve – share-based payments	15	7,072,480	6,870,139
Accumulated deficit		(105,452,164)	(103,588,356)
Accumulated other comprehensive income		34,349	54,957
TOTAL SHAREHOLDERS’ EQUITY		1,678,527	407,716
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$8,990,548	$8,330,292

Nature and Continuance of Operations (Note 1)

Subsequent event (Note 21)

Approved and authorized for issuance by the Board of Directors on May 14, 2024.

“Scott Larson”	“Cameron Chell”
Director	Director

2

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss - Unaudited

Expressed in Canadian Dollars

		For the three months ended
		March 31, 2024	March 31, 2023

Sales of goods	16	$1,237,948	$1,380,816
Provision of services	16	91,633	220,670
TOTAL REVENUE		1,329,581	1,601,486

COST OF SALES	6	(1,049,570)	(1,158,052)

GROSS PROFIT		280,011	443,434

OPERATING EXPENSES
Amortization		$2,821	$8,989
Depreciation	9,10	143,122	57,506
Director fees	19	152,438	151,663
Insurance		364,274	498,006
Office and miscellaneous	17	346,270	2,800,652
Professional fees		580,260	847,187
Research and development		121,391	793,224
Share-based payments	15,19	198,907	540,563
Travel		40,019	89,262
Wages and salaries	19	1,581,431	1,821,081
		(3,530,933)	(7,608,133)
OTHER INCOME
Change in fair value of derivative liability	15	1,817,569	57,314
Finance and other costs		4,825	35,861
Foreign exchange gain (loss)		66,736	(18,156)
Gain on disposal of assets		43,528	21,203
Gain on recovery of notes receivable		6,751	-
Government income		-	1,275
Other expense	18	(552,295)	(424)
		$1,387,114	$97,073

NET LOSS		$(1,863,808)	$(7,067,626)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified to profit or loss
Foreign exchange translation		(9,562)	(86,402)
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	8	(11,046)	57,033
COMPREHENSIVE LOSS		(1,884,416)	(7,096,995)

Net Loss per share – Basic & diluted		$(0.03)	$(0.20)
Weighted average number of common shares outstanding – Basic & diluted		54,933,773	34,689,118

3

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2022	34,270,579	$83,600,089	$7,264,340	$(79,976,546)	$(431,123)	$584,121	$11,040,881
Shares issued for financing – ATM (“At-the-Market”)	650,729	1,748,946	-	-	-	-	1,748,946
Share issue costs	-	(187,697)	-	-	-	-	(187,697)
Shares issued for financing	8,000,000	10,856,166	-	-	-	-	10,856,166
Share issue costs	-	(1,206,040)	-	-	-	-	(1,206,040)
Shares issued for the exercise of RSUs	63,657	68,750	(68,750)	-	-	-	-
Share-based payments	-	-	540,563	-	-	-	540,563
Net loss	-	-	-	(7,067,626)	-	-	(7,067,626)
Change in fair value of equity investments at FVOCI	-	-	-	-	57,033	-	57,033
Translation of foreign operations	-	-	-	-	-	(86,402)	(86,402)
Balance at March 31, 2023	42,984,965	$94,880,214	$7,736,153	$(87,044,172)	$(374,090)	$497,719	$15,695,824
Shares issued for financing	4,800,000	520,064	-	-	-	-	520,064
Share issue costs	-	(901,285)	224,868				(676,417)
Shares issued for the exercise of RSUs	1,444,598	2,571,983	(2,571,983)	-	-	-	-
Share-based payments	-	-	1,481,101	-	-	-	1,481,101
Net loss	-	-	-	(16,544,184)	-	-	(16,544,184)
Change in fair value of equity investments at FVOCI	-	-	-	-	(60,213)	-	(60,213)
Translation of foreign operations	-	-	-	-	-	(8,459)	(8,459)
Balance at December 31, 2023	49,229,563	$97,070,976	$6,870,139	$(103,588,356)	$(434,303)	$489,260	$407,716
Shares issued for financing	11,200,000	2,017,966	-	-	-	-	2,017,966
Share issue costs	-	(338,836)	72,185	-	-	-	(266,651)
Shares issued for the exercise of warrants	3,800,000	1,205,005	-	-	-	-	1,205,005
Shares issued for the exercise of RSUs	63,658	68,751	(68,751)	-	-	-	-
Share-based payments	-	-	198,907	-	-	-	198,907
Shares returned to treasury	(900,000)	-	-	-	-	-	-
Net loss	-	-	-	(1,863,808)	-	-	(1,863,808)
Change in fair value of equity investments at FVOCI	-	-	-	-	(11,046)	-	(11,046)
Translation of foreign operations	-	-	-	-	-	(9,562)	(9,562)
Balance at March 31, 2024	63,393,221	$100,023,862	$7,072,480	$(105,452,164)	$(445,349)	$479,698	$1,678,527

4

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the three months ended March 31,
	2024	2023

OPERATING ACTIVITIES
Net loss	$(1,863,808)	$(7,067,626)
Adjustments for:
Amortization	2,821	8,989
Depreciation	143,122	57,506
Impairment of accounts receivable	-	198,513
Change in fair value of derivative liability	(1,817,569)	(57,314)
Impairment of inventory	148,760	77,047
Impairment (Gain) on recovery of notes receivable	(6,751)	-
Finance and other costs	485,849	1,275
Gain on disposal of assets	(43,528)	(21,203)
Income from government assistance	-	-
Share-based payments	198,907	540,563
	(2,752,197)	(6,262,250)
Net changes in non-cash working capital items:
Receivables	2,832	404,458
Inventory	(11,845)	(558,352)
Prepaids	268,279	419,350
Trade payables and accrued liabilities	(111,045)	392,643
Customer deposits	(42,321)	40,467
Deferred income	228	(59,732)
Cash used in operating activities	(2,646,069)	(5,623,416)

INVESTING ACTIVITIES
Purchase of equipment	(4,066)	(74,415)
Disposal of equipment	73,366	45,774
Repayment of notes receivable	6,751	33,369
Cash provided by (used in) investing activities	76,051	4,728

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	4,877,475	12,605,112
Share issue costs	(889,482)	(1,393,737)
Proceeds from issuance of common shares for warrants exercised	513	-
Repayment of loans	(81,685)	(1,686)
Repayment of lease liabilities	(81,117)	(30,444)
Cash provided by (used in) financing activities	3,825,704	11,179,245

Effects of exchange rate changes on cash	(9,562)	(86,402)
Change in cash	1,255,686	5,560,557
Cash and cash equivalents, beginning of period	3,093,612	7,894,781
Cash and cash equivalents, end of period	$4,339,736	$13,368,936

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid	$21,522	$11,817
Share issue costs in accounts payable	153,455	246,836

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8A”. The Company’s head office is located at 235 103rd St. E, Saskatoon, SK, S7N 1Y8 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $105,452,164. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors raise substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements include all necessary disclosures required for interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 14, 2024.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The condensed consolidated interim financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (DII)	Canada	100%
Draganfly Innovations USA, Inc. (DI USA)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

6

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES, AND JUDGEMENTS

These condensed consolidated interim financial statements have been prepared following the same accounting principles and methods of computation as in outlined in the Company’s consolidated financial statements for the year ended December 31, 2023. A description of the accounting standards and interpretations that have been adopted by the Company can be found in the notes of the annual financials statements for the year ended December 31, 2023.

The preparation of the condensed consolidated interim financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated interim financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. As such, actual results may differ from estimates and the effect of such differences may be material. Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2023.

4. CASH AND CASH EQUIVALENTS

As at	March 31, 2024	December 31, 2023
Cash held in banks	$4,339,736	$3,093,612

5. RECEIVABLES

As at	March 31, 2024	December 31, 2023
Trade accounts receivable	$599,050	$610,443
Sales tax receivable	47,730	39,169
	$646,780	$649,612
Current portion	$490,580	$649,612
Long term portion	156,200	-
	$646,780	$649,612

During the three months ended March 31, 2024, the Company recorded a provision for doubtful accounts of $nil (2023 – $198,513).

The long-term receivable represents a refundable deposit that allows for a two-year repayment term.

6. INVENTORY

As at	March 31, 2024	December 31, 2023
Finished goods	$1,104,798	$904,858
Parts	354,823	691,678
	$1,459,621	$1,596,536

During the three months ended March 31, 2024, $966,339 (2023 - $1,012,881) of inventory was recognized in cost of sales including an allowance to value its inventory for obsolete and slow-moving inventory of $148,760 (2023 -$77,047).

Cost of sales consist of the following:

For the three months ended	March 31, 2024	March 31, 2023
Inventory	$966,339	$1,012,881
Consulting and services	22,474	93,654
Other	60,757	51,517
	$1,049,570	$1,158,052

7

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

7. PREPAIDS AND DEPOSITS

As at	March 31, 2024	December 31, 2023
Insurance	$490,811	$838,445
Prepaid other	180,701	142,124
Deposits	402,424	361,646
	$1,073,936	$1,342,215

8. INVESTMENTS

Balance at December 31, 2023	$189,403
Change in fair value	(11,046)
Balance at March 31 2024	$178,357

Fair value of investments is comprised of:

Public company shares	$42,857
Private company shares	135,500
Balance at March 31, 2024	$178,357

The Company holds 1,428,571 shares of a publicly listed company with an initial cost of $500,000.

The Company holds 50,000 common shares of a private company with an initial value of USD$100,000. The Company considers if observable market data exists on a quarterly basis to value the investment. Since inception, the Company has not had any adjustments to the fair value of the investment based on observable market data.

8

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

9. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Vehicles	Total
Cost
Balance at December 31, 2022	$95,662	$834,453	$-	$36,033	$966,148
Additions	58,611	320,941	86,530	24,310	490,394
Disposals	(21,000)	(115,204)	-	-	(136,204)
Balance at December 31, 2023	133,273	1,040,192	86,530	60,343	1,320,338
Additions	-	1,706	2,358	-	4,064
Disposals	-	(76,901)	-	-	(76,901)
Balance at March 31, 2024	$133,273	$964,997	$88,888	$60,343	$1,247,501

Accumulated depreciation
Balance at December 31, 2022	$41,998	$502,790	$-	$16,669	$561,457
Charge for the year	22,762	112,361	6,790	12,497	154,410
Disposals	(6,582)	(69,748)	-	-	(76,330)
Balance at December 31, 2023	58,178	545,403	6,790	29,166	639,537
Charge for the period	10,225	37,667	4,431	2,338	54,661
Disposals	-	(47,062)	-	-	(47,062)
Balance at March 31, 2024	$68,403	$536,008	$11,221	$31,504	$647,136

Net book value:
December 31, 2023	$75,095	$494,789	$79,740	$31,177	$680,801
March 31, 2024	$64,870	$428,989	$77,667	$28,839	$600,365

9

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

10. RIGHT OF USE ASSETS

	Vehicles	Buildings	Land	Total

Balance at December 31, 2022	$2,385	$342,361	$-	$344,746
Additions	-	322,354	418,001	740,355
Depreciation	(2,385)	(149,644)	(211,057)	(363,086)
Foreign exchange translation	-	-	(328)	(328)
Balance at December 31, 2023	$-	$515,071	$206,616	$721,687
Depreciation	$-	$(35,681)	$(52,777)	$(88,458)
Foreign exchange translation	-	-	4,919	4,919
Balance at March 31, 2024	$-	$479,390	$158,758	$638,148

The Company added two new leases during the year ended December 31, 2023. A lease for land in the amount of $418,001 with an expiration date of December 31, 2024, and another lease for a facility in the amount of $322,354 with an expiration date of September 30, 2028. The Company has four leases with expiration dates of December 31, 2024, May 31, 2026, January 31, 2027, and September 30, 2028.

11. LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 13.25%. Extension options are included in a majority of the leases with options that are only exercisable by the Company and not the other party.

As at	Total
Balance at December 31, 2022	$378,643
Interest expense	96,423
Additions	734,903
Lease payments	(423,410)
Foreign exchange translation	3,464
Balance at December 31, 2023	790,023
Interest expense	20,323
Lease payments	(101,440)
Foreign exchange translation	(1,064)
Balance at March 31, 2024	$707,842

Which consists of:

	March 31, 2024	December 31, 2023
Current lease liability	$316,931	$362,001
Non-current lease liability	390,911	428,022
Ending balance	$707,842	$790,023

Maturity analysis	Total
Less than one year	$372,356
One to three years	334,746
Four to five years	114,937
Total undiscounted lease liabilities	822,039
Amount representing interest	(114,197)
$707,842

10

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

12. TRADE PAYABLES AND ACCRUED LIABILITIES

As at	March 31, 2024	December 31, 2023
Trade accounts payable	$1,159,489	$1,259,623
Accrued liabilities	1,203,738	1,345,649
Government grant payable	33,709	33,709
	$2,396,936	$2,638,981

13. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

As at	March 31, 2024	December 31, 2023
Deferred income from customers	$6,287	$12,112
Deferred income from government	101,615	95,562
	$107,902	$107,674
Current portion	$16,439	$12,112
Long-term portion	91,463	95,562
	$107,902	$107,674

Deferred revenue of $16,439 as of March 31, 2024 is expected to be recognized as revenue within one year. The remaining is related to a long-term support and maintenance arrangements and will be recognized according to the terms of these arrangements over the next 4.3 years.

14. LOANS PAYABLE

As at	March 31, 2024	December 31, 2023
Opening balance	$85,058	$86,571
Repayment of loans payable	(81,685)	(6,747)
Accretion expense	-	5,234
Ending balance	$3,373	$85,058

	Start Date	Maturity Date	Rate	Carrying Value March 31, 2024	Carrying Value December 31, 2023
CEBA	2020-05-19	2024-03-28	0%	$-	$40,000
CEBA	2021-04-23	2024-03-28	0%	-	40,000
Vehicle loan	2019-08-30	2024-09-11	6.99%	3,373	5,058
Total				$3,373	$85,058

The CEBA loans are unsecured, and the vehicle loan is secured by the vehicle. The CEBA loans were repaid March 25, 2024.

11

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

15. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the three months ended March 31, 2024,

●	The Company issued 63,658 common shares for the vesting of restricted share units.
●	The Company issued 3,800,000 common shares for the exercise of warrants
●	The Company issued 11,200,000 units consisting of one common share and one warrant and 2,200,00 units consisting of one prefunded warrant and one warrant in a financing for $4,877,475 with share issuance costs of $752,498 for net proceeds of $4,274,391. Of the total share issuance costs $441,166 were expensed in other income (expense). Value of the issuance was allocated $2,017,966 to the shares, and $2,859,509 to the warrants, including $431,084 allocated to prefunded warrants. The prefunded warrants were exercised on the date of issue.
●	900,000 shares were returned to treasury that were held in escrow related to the Vital Intelligence Inc. acquisition for failure to meet required milestones. All value that had been recorded related to these shares had been previously written off.

During the year ended December 31, 2023,

●	The Company issued 1,508,255 common shares for the vesting of restricted share units.
●	The Company issued 8,000,000 common shares in a financing for $10,856,166 with share issuance costs of $1,953,032 for net proceeds of $8,903,134.
●	The Company issued 650,729 common shares in an ATM (“At – the - market”) financing for $1,748,946 with share issuance costs of $222,136 for net proceeds of $1,526,810.
●	The Company issued 4,800,000 common shares in a financing for proceeds of $4,858,995 with share issuance costs of $889,623 for net proceeds of $3,969,372. Of the total share issuance costs $793,979 were expensed in other income (expense). Value of the issuance was allocated $520,064 to the shares and $4,338,931 to derivative liability.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at March 31, 2024, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	5.57	278,332	278,332
November 19, 2019	November 19, 2029	$2.50	5.63	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	6.07	85,000	85,000
April 30, 2020	April 30, 2030	$3.85	6.07	110,000	110,000
July 3, 2020	July 3, 2025	$3.20	1.25	100,000	100,000
November 24, 2020	November 24, 2030	$2.50	6.64	32,000	32,000
February 2, 2021	February 2, 2031	$13.20	6.83	30,000	30,000
March 8, 2021	March 8, 2026	$13.90	1.93	10,000	10,000
April 27, 2021	April 27, 2031	$10.15	7.06	137,665	113,994
September 9, 2021	September 9, 2026	$4.84	2.44	25,826	17,217
November 9, 2023	November 9, 2033	$0.626	9.59	30,000	10,000
				888,823	836,543

12

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

15.	SHARE CAPITAL (CONT’D)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2022	877,157	$4.60
Forfeited	(9,999)	3.77
Issued	30,000	0.63
Outstanding, December 31, 2023	897,158	$4.48
Forfeited	(8,335)	10.15
Outstanding, March 31, 2024	888,823	$4.42

No options were granted by the Company during the three months ended March 31, 2024.

During the three months ended March 31, 2024, the Company recorded $26,689 (2023 – $103,012) in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes Option Pricing Model.

Restricted Share Units

During the three months ended March 31, 2024, the Company recorded share-based payment expense of $172,218 (2023 - $437,551) for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

As at March 31, 2024, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2022	1,198,875
Vested	(1,508,255)
Issued	1,685,316
Forfeited	(262,969)
Outstanding, December 31, 2023	1,112,967
Vested	(63,658)
Forfeited	(36,203)
Outstanding, March 31, 2024	1,013,106

13

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

15.	SHARE CAPITAL (CONT’D)

Warrants

During the three months ended March 31, 2024 and the year ended December 31, 2023, the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. Being in a foreign currency that is not the Company’s functional currency and these pre-funded warrants were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period. At the date of issue the warrants were valued with a risk free rate of 4.33%, volatility of 119.23%, expected life of 5 years and an expected dividend yield rate of 0%. The broker warrants were valued with a risk free rate of 4.48%, volatility of 107.8%, expected life of 3 years and an expected dividend yield of 0%.

Warrant Derivative Liability

Balance at December 31, 2022	$-
Warrants issued	3,985,015
Change in fair value of warrants outstanding	211,110
Balance at December 31, 2023	$4,196,125
Warrants issued	2,859,509
Warrants exercised	(1,204,491)
Change in fair value of warrants outstanding	(1,817,569)
Balance at March 31, 2024	$4,033,574

Derivative liability balance at	March 31, 2024	December 31, 2023
Warrants	$4,033,574	$4,196,125

14

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

15.	SHARE CAPITAL (CONT’D)

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at March 31, 2024	Fair Value at March 31, 2024	Number of Warrants Outstanding at December 31, 2023(5)	Fair Value at December 31, 2023
October 30, 2023 (1)	US$	0.6123	6,400,000	1,130,828	6,400,000	3,180,543
October 30, 2023 (2)	US$	0.0001	-	-	1,600,000	1,015,582
February 26, 2024 (3)	US$	0.1761	13,400,000	2,902,746	-	-
February 26, 2024 (4)	US$	0.17	-	-	-	-
			19,800,000	$4,033,574	8,000,000	$4,196,125

1)	The warrants expire October 30, 2028.
2)	The warrants have no expiry date. They were exercised January 5, 2024.
3)	The warrants expire February 26, 2029.
4)	The warrants have no expiry date. They were exercised February 26, 2024.

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	March 31, 2024	December 31, 2023
Risk free interest rate	4.21%	3.84%
Expected volatility	119.47%	113.78%
Expected life	4.6 - 4.91 years	4.8 years
Expected dividend yield	0%	0%

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2022	7,916,797	$5.08
Issued	8,320,000	0.50
Expired	(7,661,999)	5.89
Outstanding, December 31, 2023	8,574,798	$0.63
Issued	16,270,000	0.22
Exercised	(3,800,000)	0.0001
Outstanding March 31, 2024	21,044,798	$0.51

15

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

15.	SHARE CAPITAL (CONT’D)

As at March 31, 2024, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
July 29, 2021	July 29, 2024	US$	5.00	250,000
September 14, 2021	September 14, 2024	US$	5.00	4,798
October 30, 2023	October 30, 2026	US$	0.6875	320,000
October 30, 2023	October 30, 2028	US$	0.6123	6,400,000
February 26, 2024	February 26, 2027	US$	0.3375	670,000
February 26, 2024	February 26, 2029	US$	0.1761	13,400,000
				21,044,798

The weighted average remaining contractual life of warrants outstanding as of March 31, 2024, was 4.66 years (December 31, 2023 – 4.63 years).

16. SEGMENTED INFORMATION

The Company organizes its three segments based on product lines as well as a Corporate segment. The three segments are Drones, Vital (Vital Intelligence), and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV). The Vital segment derives its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance. The Corporate segment includes all costs not directly associated with the Drone and Vital segments. The Company aggregates the information for the segments by analyzing the revenue steam and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.).

March 31, 2024	Drones	Vital	Corporate	Total
Sales of goods	$1,237,948	$-	$-	$1,237,948
Provision of services	91,633	-	-	91,633
Total revenue	1,329,581	-	-	1,329,581
Segment loss (income)	1,267,167	-	(1,500,860)	(233,693)
Finance and other costs	(21,522)	-	-	(21,522)
Depreciation	139,109	-	4,013	143,122
Amortization	2,821	-	-	2,821
Change in fair value of derivative liability	-	-	1,817,569	1,817,569
Loss on write-off of notes receivable	-	-	6,751	6,751
Loss on write down of inventory	148,760	-	-	148,760
Net loss for the period	$1,536,335	$-	$327,473	$1,863,808

March 31, 2023	Drones	Vital	Corporate	Total
Sales of goods	$1,380,816	$-	$-	$1,380,816
Provision of services	220,670	-	-	220,670
Total revenue	1,601,486	-	-	1,601,486
Segment loss	4,545,828	73,817	2,397,614	7,017,259
Finance and other costs	(34,304)	-	(1,557)	(35,861)
Depreciation	55,113	-	2,393	57,506
Amortization	8,989	-	-	8,989
Change in fair value of derivative liability	-	-	(57,314)	(57,314)
Loss on write-off of notes receivable	77,047	-	-	77,047
Net loss for the period	$4,652,673	$73,817	$2,341,136	$7,067,626

16

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

16.	SEGMENTED INFORMATION (CONT’D)

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

Geographic segmentation is as follows:	For the three months ended March 31,
	2024	2023
Non-current assets
Canada	$1,467,917	$1,162,200
United States	158,758	-
	$1,626,675	$1,162,200
Revenue
Canada	$1,327,333	$1,592,094
United States	2,248	9,392
	$1,329,581	$1,601,486

17. OFFICE AND MISCELLANEOUS

	For the three months ended March 31,
	2024	2023
Advertising, Marketing, and Investor Relations	$110,073	$2,306,452
Compliance fees	64,031	27,307
Impairment of accounts receivable	-	198,513
Contract Work	-	47,081
Other	172,166	221,299
	$346,270	$2,800,652

18. OTHER EXPENSE

	For the three months ended March 31,
	2024	2023
Share issue costs	$598,529	$-
Write off of accounts (payable) receivable	(48,833)	-
Other	2,598	424
	$525,948	$424

19. RELATED PARTY TRANSACTIONS

Trade receivables/payables and accrued receivables/payables:

As at March 31, 2024, the Company had $298,100 (2023 - $22,350) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three months ended March 31, 2024 and 2023 included:

	For the three months ended March 31,
	2024	2023
Director fees	$152,438	$151,663
Salaries	142,068	102,115
Share-based payments	122,112	263,242
	$416,618	$517,020

17

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

Other related party transactions

	For the three months ended March 31,
	2024	2023
Management fees paid to a company controlled by CEO and director	$106,250	$100,000
Management fees paid to a company that the CEO holds an economic interest in	60,000	103,629
Management fees paid to a company controlled by the former President and director	40,433	58,398
	$206,683	$262,027

20. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that of an unexpected loss if a customer or third party fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and receivables. The majority of cash is deposited in bank accounts held with a major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.

Receivables

Receivables primarily consist of trade receivables and taxes receivable. The Company provides credit in the normal course of business in the form of payment terms and has an established process for determining terms to offer customers to mitigate credit risk. Receivables are shown net of any provision made for impairment of the receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in receivables.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

Trade receivables include balances of $170,211 that are past due with no corresponding allowance recorded.

The Company does have past due outstanding receivables however the expected loss rate for undue balance is estimated to be nominal.

18

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2024

Expressed in Canadian Dollars (unaudited)

20. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the condensed consolidated interim statements of financial position. These financial assets are measured at fair value through profit and loss.

March 31 2024	Level 1	Level 3	Total
Cash and cash equivalents	$4,339,736	$-	$4,339,736
Equity securities in investee companies	42,857	135,500	178,357
Derivative liability	-	4,033,574	4,033,574
Total	$4,382,593	$4,169,074	$8,551,667

December 31, 2023	Level 1	Level 3	Total
Cash and cash equivalents	$3,093,612	-	$3,093,612
Equity securities in investee companies	$57,143	$132,260	$189,403
Derivative liability	-	4,196,125	4,196,125
Total	$3,150,755	$4,328,385	$7,479,140

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrants derivative liability at initial recognition and at year end has been calculated using the Black Scholes Option Pricing Model	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The price was higher (lower)

● The risk-free rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

		Impact on comprehensive loss
Unobservable Inputs	Change	Three months ended March 31, 2024	Year ended December 31, 2023
Volatility	20%	$354,412	$291,149

21. SUBSEQUENT EVENT

May 1, 2024 the Company entered into a securities purchase agreement with a single institutional investor to purchase 13,513,514 units of the Company, with each unit consisting of one common share (or one prefunded warrant to purchase one common share in lieu thereof) and one warrant to purchase one common share. Each unit was sold at an offering price of US$ 0.259 for gross proceeds of approximately US$ 3.5 million before deducting underwriting discounts and offering expenses.

Pursuant to a prior underwritten public offering, the Company issued 6,400,000 common share warrants (the “October Warrants”) with each warrant entitling the holder thereof to purchase one common share of the Company at an exercise price of US$ 0.6123, subject to adjustment, until October 28, 2028. In connection with the closing of the offering above, the Company and the holder of the October Warrants have entered into an amendment agreement whereby the exercise price of the October Warrants was reduced and converted to Canadian dollars for a new exercise price of $ 0.3583 and the cashless exercise provision was removed.

19